

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Dan Valladao
Chief Executive Officer/President
GreenCell, Incorporated
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

> **Re: GreenCell, Incorporated**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed February 15, 2011**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Transactions with Related Persons . . . , page 39

1.   Please reconcile your disclosure in this section with your disclosure in Note 5 on page F-14 and Note 9 on page F-18 regarding advances received from your co-founding shareholder, General Automotive Company.

Related Party Promissory Notes, page 40

2.   Please reconcile your disclosure in this section with your disclosure in Note 11 on page F-20 with regard to your notes with related party shareholders.

Financial Statements, page F-1

Statement of Cash Flows for the Period December 7, 2009 (Inception) to December 31, 2010, page F-4

3.   We recognize your response to comment 6 and see that you updated your interim financial statements through December 31, 2010. However, it appears that your presentation of cash flows for the period from December 7, 2009 (inception) through December 31, 2010 does not reflect updated numbers. For example, the $(589,163) net loss as shown does not reconcile to the $(664,429) as presented in the statement of operations, and ending cash does not reconcile to the balance sheet. Also, changes related to "account payable and accrued expenses" and "proceeds from borrowings from related party shareholders" in your statement of cash flow for the aforementioned period do not reconcile to the activity per the respective changes in balance in your balance sheet. Please advise or revise your presentation to address our concerns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Frederick M. Lehrer, Esq.
                      Law Office of Frederick M. Lehrer P A